June 3, 2021
VIA EDGAR
Mr. Ryan Sutcliffe
Division of Investment Management
Securities and Exchange Commission (“Commission”)
100 F Street, N.E.
Washington, D.C. 20549

ETF Managers Trust (the “Trust”)
Registration Statement on Form N-1A
File No. 333-182274

Dear Mr. Sutcliffe:
This correspondence responds to additional comments that the Trust received on June 1, 2021 from the staff (the “Staff”) of the Commission with respect to Post-Effective Amendment No. 136 (the “Amendment”) to the Trust’s registration statement on Form N‑1A (“Registration Statement”), which was filed via EDGAR on March 19, 2021 with respect to the ETFMG 2X Daily Alternative Harvest ETF (the “Fund”), a new series of the Trust.
Set forth below is each comment and the Registrant’s response thereto. Marked pages of the Registrant Statement are attached to reflect revisions made in response to the comments.
1.Comment:
In the draft prospectus attached to prior correspondence regarding the Amendment, the Staff notes a reference to the “Prime Treatments, Testing and Advancements Index” in the “Index/Trademark Licenses/Disclaimers” section. Please revise the reference to the Index, as appropriate.
Response: The Trust notes that the effective version of the registration statement will correct the reference to the Index in the “Index/Trademark Licenses/Disclaimers” section.
2.Comment:
If the Fund derives returns principally from swaps, please add a footnote stating that the embedded costs of swaps are not included in the Fund’s fee table or expense example. The footnote should provide an estimate of such costs as a percentage of the Fund’s assets for the most recent fiscal year.
Response: The Registration Statement has been revised to add the following footnote to the Funds fee table:
Other Expenses do not reflect the costs of investing in swap agreements, including any fees paid to the counterparty of the

Mr. Ryan Sutcliffe

June 2, 2021

swap agreement. The estimated annual costs of investing in swap agreements for the Fund are [ ]% of the Fund’s average daily net assets. The performance of the Fund is net of all such costs of investing in swap agreements.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.
Sincerely,

/s/ Eric Simanek